EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

	Year ended December 31
Dollars in millions	2003		2002		2001		2000		1999
Earnings
Income from continuing operations before taxes	$1,568		$1,821		$564		$1,848		$1,788
Fixed charges excluding interest on deposits	346		432		762		1,032		979

Subtotal	1,914		2,253		1,326		2,880		2,767
Interest on deposits	457		659		1,229		1,653		1,369

Total	$2,371		$2,912		$2,555		$4,533		$4,136

Fixed charges
Interest on borrowed funds	$258		$315		$645		$914		$869
Interest component of rentals	59		58		53		50		44
Amortization of notes and debentures	1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	28		58		63		67		65

Subtotal	346		432		762		1,032		979
Interest on deposits	457		659		1,229		1,653		1,369

Total	$803		$1,091		$1,991		$2,685		$2,348

Ratio of earnings to fixed charges
Excluding interest on deposits	5.53	x	5.22	x	1.74	x	2.79	x	2.83	x
Including interest on deposits	2.95		2.67		1.28		1.69		1.76